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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 18)*

                             Telemundo Group, Inc.
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                               (Name of Issuer)

                         Common Stock Series A Par Value $.01
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                        (Title of Class of Securities)

                                  87943M 30 6
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                                (CUSIP Number)

        Howard E. Steinberg, Senior Vice President and General Counsel Reliance Group Holdings, Inc., Park Avenue Plaza, New York, NY 10055
                                (212) 909-1100
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  See Item 5
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D


CUSIP No. 87943M 30 6                                          Page 2 of 5 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     RELIANCE GROUP HOLDINGS, INC.
     13 3082071

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)  / /
                                                                        (b)  / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  / /
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                     7  SOLE VOTING POWER
                          1,133,158 (including currently exercisable warrants to
                          purchase 38 shares of the Security and warrants to
 NUMBER OF                purchase 138,889 shares of the Security that become
  SHARES                  exercisable within 60 days)
BENEFICIALLY
  OWNED BY           8  SHARED VOTING POWER
   EACH
 REPORTING           9  SOLE DISPOSITIVE POWER
  PERSON                  1,133,158 (including currently exercisable warrants to
   WITH                   purchase 38 shares of the Security and warrants to
                          purchase 138,889 shares of the Security that become exercisable within 60 days)

                     10 SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,133,158 (including currently exercisable warrants to purchase 38 shares of the Security and warrants to purchase 138,889 shares of the Security exercisable within 60 days)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.2%

14  TYPE OF REPORTING PERSON*
      HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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     The following information amends or supplements, as the case may be,  the information previously filed by Reliance Group
Holdings, Inc. ("RGH") relating to the ownership by it and its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule l3D.

ITEM 4.

     The reporting person meets the requirements of Rule 13d-1(b)(1) of the Securities Exchange Act of 1934, as amended and, therefore, will make future filings with respect to shares of the Security on Schedule 13G.

ITEM 5.  Interest in Securities of the Issuer.

     This Statement is being filed because warrants to purchase 138,889 shares of the Security acquired by UPIC in December 1994 in connection with the issuer's plan of reorganization have become exercisable within 60 days (the "Plan Warrants"). Including the Securities UPIC has the right to acquire pursuant to the Plan Warrants, the Securities beneficially owned total 1,133,158 shares (including currently exercisable warrants to purchase 6 and 32 shares of the Security owned directly by RGH and RIC, respectively) and, to the best knowledge of RGH, comprise approximately 11.2% of the Securities outstanding (and approximately 19% of the Common Stock, Series A of the Issuer outstanding). Of the 1,133,158 shares beneficially owned by RGH, 82 shares (including currently exercisable warrants to purchase 6 shares of

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the Security) are owned directly by RGH, 300,459 shares (including currently exercisable warrants to purchase 32 shares of the Security) are owned directly by RIC and 832,617 shares (including the Plan Warrants) are owned directly by UPIC. Each of RGH, RIC and UPIC has sole voting and dispositive power over all of the shares of the Security directly owned by it.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 1995

                              RELIANCE GROUP HOLDINGS, INC.

                              By:      /s/ Robert M. Steinberg
                                  ---------------------------------
                                         Robert M. Steinberg
                                              President

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